

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2015

<u>Via E-mail</u>
Richard J. Campo
Chairman of the Board of Trust Managers and Chief Executive Officer
Camden Property Trust
11 Greenway Plaza, Suite 2400
Houston, Texas 77046

  Re: Camden Property Trust
    Form 10-K
    Filed February 20, 2015
    File No. 001-12110

Dear Mr. Campo:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Tom Kluck

              Tom Kluck
              Branch Chief

cc: Michael P. Gallagher
    Senior Vice President - Chief Accounting Officer